SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIGNETTE CORPORATION

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

926734-10

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Thomas Hogan

Chief Executive Officer

Vignette Corporation

1301 S. Mopac Expressway, Suite 100

Austin, TX 78746

Tel: (512) 741-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian K. Beard

Catherine L. Dawson

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

8911 Capital of Texas Highway North

Westech 360, Suite 3350

Austin, TX 78759

Tel: (512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$55,705,718.88	$7,057.91**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 11,052,722 shares of common stock of Vignette Corporation having an aggregate value of $55,705,718.88 as of March 10, 2004 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $126.70 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on February 12, 2004 relating to an offer by Vignette Corporation, a Delaware corporation (“Vignette”), to exchange (the “Exchange Offer”) options to purchase an aggregate of shares of Vignette’s common stock, whether vested or unvested (i) that have exercise prices greater than or equal to $4.00 per share or (ii) that have been granted on or after August 12, 2003 (the “Eligible Options”).

This Amendment No. 2 is made to report the results of the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences. The offer expired on March 24, 2004 at 5 p.m. Central Time. We have accepted for cancellation options to purchase 5,089,145 shares of the Company’s common stock, which were cancelled as of March 25, 2004. We will issue new options to purchase up to 5,089,145 shares of the Company’s common stock in exchange for the options surrendered in the Option Exchange.

This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-(4)(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VIGNETTE CORPORATION

/s/ BRYCE JOHNSON

Bryce Johnson General Counsel

Date: March 26, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options dated February 12, 2004, as amended March 10, 2004.*

(a)(1)(b)	Letter from Thomas Hogan dated February 12, 2004.*

(a)(1)(c)	Election Form, as amended March 10, 2004.*

(a)(1)(d)	Withdrawal Form, as amended March 10, 2004.*

(a)(1)(e)	Form of Promise to Grant Stock Option, as amended March 10, 2004.*

(a)(1)(f)	Form of Communication to Vignette Corporation Employees dated February 12, 2004.*

(a)(1)(g)	Vignette Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 28, 2003 (incorporated by reference).*

(a)(1)(h)	Vignette Corporation Annual Report on Form 10-Q for its fiscal quarter ended September 30, 2003 filed with the Securities and Exchange Commission on November 14, 2003 (incorporated by reference).*

(a)(1)(i)	Letter from Thomas Hogan dated March 10, 2004.*

(a)(1)(j)	Confirmation of Election/Withdrawal.*

(b)	Not Applicable.

(d)(1)	1999 Supplemental Stock Option Plan.*

(d)(2)	Form of 1999 Supplemental Stock Option Plan Agreement.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed